Exhibit (a)(1)(I)
Bayer Schering GmbH
Leverkusen
Cash Compensation Offer
to the outside shareholders of
Schering Aktiengesellschaft
Berlin
– ISIN DE0007172009/ WKN 717 200 –
      A Domination and Profit and Loss Transfer Agreement (hereinafter, the “DPLTA”) pursuant to § 291 para. 1 German Stock Corporations Act [Aktiengesetz, “AktG”] was entered into on 31 July 2006 between Bayer Schering GmbH (previously Dritte BV GmbH), Leverkusen, a wholly owned subsidiary of Bayer AG, Leverkusen (hereinafter, “Bayer Schering”) as the dominating company and Schering Aktiengesellschaft, Berlin, (hereinafter, “Schering”) as the controlled company. The shareholders meeting of Bayer Schering approved the DPLTA on 22 August 2006. The extraordinary general meeting of Schering approved the DPLTA on 13 September 2006. The DPLTA took effect upon registration in the commercial register at the Local Court [Amtsgericht] Charlottenburg, Berlin on 27 October 2006. The announcement of the registration pursuant to § 10 German Commercial Code [Handelsgesetzbuch, “HGB”] was made on 9 November 2006 in the Federal Gazette [Bundesanzeiger] and on 24 November 2006 in ‘Der Tagesspiegel’ newspaper. The announcement is deemed to have been made after expiration of the date on which the last of the publications containing the announcement appeared, thus, at the end of 24 November 2006.
      According to the provisions of the DPLTA, Bayer Schering is required upon request of each outside shareholder to acquire that shareholder’s bearer no-par shares having a proportionate amount in the share capital of EUR 1.00 per share (hereinafter, the “No-Par Share”) for a cash compensation in an amount of EUR 89,00 per No-Par Share.
      Bayer Schering declared in the general meeting of Schering on 13 September 2006 that it would increase the amount of the cash compensation of EUR 89.00 to the weighted average domestic stock exchange price per No-Par Share in the last three months to be determined by the Federal Financial Supervisory Authority [Bundesanstalt für Finanzdiensleistungsaufsicht, “BaFin”] pursuant to the German Takeover Act Regulation [Wertpapier Erwerbs- und Übernahmegesetz Angebotsverordnung, “WpÜG-AngebotsVO”]. The BaFin determined EUR 89.36 per No-Par Share as the weighted average domestic stock exchange price per No-Par Share for the preceding three months as of 13 September 2006 in accordance with the WpÜG-AngebotsVO (so-called minimum price).
      Accordingly, Bayer Schering now offers to pay to all outside shareholders of Schering an amount of EUR 0.36 per No-Par Share (hereinafter, the “Additional Payment”) in addition to the contractually agreed cash compensation of EUR 89.00 for each No-Par Share transferred to it under the provisions of the DPLTA upon request of an outside shareholder. The Additional Payment is payable together with the contractually agreed cash compensation under the same conditions.
      Bayer Schering will acquire, therefore, the No-Par Shares of each outside shareholder of Schering upon the request of the outside shareholder in exchange for cash compensation in the total amount of
EUR 89.36 per No-Par Share
(hereinafter, the “Cash Compensation Offer”).
      Pursuant to § 305 para. 3 sentence 3 AktG, the cash compensation of EUR 89.36 bears interest after expiration of the date on which the DPLTA takes effect, i.e. as of 28 October 2006, at an annual interest rate of 2% above the respective base interest rate under § 247 German Civil Code [Bürgerliches

Gesetzbuch, “BGB”]; any payments of guaranteed dividends which are received are credited against the interest payments. This applies accordingly for a dividend distributed for the fiscal year 2006.
      Those outside shareholders who do not accept the Cash Compensation Offer remain shareholders in Schering. Bayer Schering guarantees the outside shareholders of Schering a payment for the period of the DPLTA in a gross annual amount of EUR 4.60 per No-Par Share for each complete fiscal year minus the corporate income tax together with the solidarity surcharge which Schering must pay on this amount pursuant to the respective tax rate applicable for these taxes for the relevant fiscal year. The deduction is only calculated on the gross amount contained in the guaranteed dividend of EUR 3.70 per No-Par Share which is subject to German corporate income tax. According to the situation at the time the DPLTA was entered into, the proportionate compensation of EUR 3.70 per No-Par Share burdened by German corporate income tax is subject to 25% corporate income tax plus 5.5% solidarity surcharge, which is a total deduction of EUR 0.98 per No-Par Share. Together with the other proportionate compensation of EUR 0.90 per No-Par Share resulting from profits which are not subject to German corporate income tax, this results in a guaranteed dividend in the net amount totaling EUR 3.62 per No-Par Share for each complete fiscal year, according to the circumstances prevailing at the time the DPLTA was entered into. The guaranteed dividend will be paid for the first time for the fiscal year of Schering beginning on 1 January 2006. The guaranteed dividend to be paid for the year 2006 is reduced for this fiscal year by the amount which Schering may distribute as a dividend for each No-Par Share for the fiscal year 2006.
      The amount of the contractually agreed cash compensation and the guaranteed dividend was determined by the management of Bayer Schering and the management board of Schering and was audited and confirmed as adequate by the expert auditor Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, which was appointed by the court. With regard to the declaration of Bayer Schering to increase the agreed amount of the cash compensation from EUR 89.00 to the minimum price determined by the BaFin under the WpÜG-AngebotsVO, Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, at the shareholders meeting on 13 September 2006, considered the cash compensation plus any such increase to be reasonable.
      If proceedings under the Act on Special Proceedings under Corporate Law [Gesetz über das gesellschaftsrechtliche Spruchverfahren, “SpruchG”] are initiated and the court in a non-appealable decision determines a higher cash compensation than the contractually agreed cash compensation of EUR 89.00 per No-Par Share, the Additional Payment will be credited to this so that Bayer Schering will only have to make a further payment to the outside shareholders who have accepted the Cash Compensation Offer to the extent that the amount of the increase determined by the court exceeds the Additional Payment. In this regard, the Additional Payment constitutes an advance payment. This also applies if Bayer Schering undertakes towards a shareholder of Schering to pay an increase in the contractually agreed cash compensation in a settlement concluded in order to avert or terminate proceedings under the SpruchG.
      The outside shareholders who wish to make use of this Cash Compensation Offer are requested to submit their No-Par Shares for the purpose of receiving the cash compensation of EUR 89.36 per No-Par Share commencing immediately by way of instructing their securities account bank to deposit the shares at
Commerzbank AG, Frankfurt am Main,
or at another credit institution for forwarding to Commerzbank AG, Frankfurt am Main, during normal business hours.
      The obligation of Bayer Schering to acquire the shares is subject to a deadline. The deadline ends two months after the date on which the registration of the DPLTA in the commercial register at the Local Court Charlottenburg, Berlin, is deemed to have been publicly announced pursuant to § 10 HGB, thus, on 24 January 2007. If an application for a determination by court of the cash compensation or the guaranteed dividend in a special court proceeding [Spruchverfahren] is filed, the deadline ends two months after the date on which the decision on the last decided application is publicly announced in the electronic Federal Gazette [elektronischer Bundesanzeiger].

      In order to comply with the deadline, it is sufficient if the declaration on accepting the Cash Compensation Offer is received at the respective securities account bank within the deadline. The shareholders who have accepted the Cash Compensation Offer will be credited with the cash compensation plus interest as soon as they have submitted their No-Par Shares. The sale of No-Par Shares in the context of the Cash Compensation Offer is free of costs and fees for the outside shareholders of Schering.
      The registration of the DPLTA in the commercial register has not yet become final. The shareholder resolution on the DPLTA passed at the extraordinary general meeting of Schering held on 13 September 2006 is subject to legal challenges [Anfechtungs- und Nichtigkeitsklagen]. If the legal actions are successful and Schering is unable beforehand to obtain a legally final judgement stating that the actions filed do not prevent registration and that any defects of the shareholder resolution do not affect the validity of the registration [Freigabeverfahren], the DPLTA will be invalid. In such a case, or if the registration in the commercial register is removed for any other reason, it is conceivable that the purchase agreement resulting from the acceptance of the Cash Compensation Offer would have to be rescinded, regardless of the legal grounds. As a result, Bayer Schering would be obligated to return each of the No-Par Shares transferred to it under the DPLTA to the respective outside shareholder, and the respective outside shareholder would be obligated to return the received amount of the cash compensation of EUR 89.36 per No-Par Share simultaneously [Zug um Zug] to Bayer Schering.
      The Cash Compensation Offer requires formal implementation in the USA in accordance with the provisions governing the US American capital markets. Therefore, an “Offer Document” will be submitted today to the outside shareholders located in the USA and the holders of American Depositary Shares of Schering in accordance with the US American provisions on capital markets (hereinafter referred to as the “US Offer”). This is not an independent offer, but only a legal technical implementation of the Cash Compensation Offer required in the USA in accordance with the provisions governing the US American capital markets. The outside shareholders of Schering located in the USA as well as the holders of American Depositary Shares of Schering are urged to read the Offer Document, the “Solicitation/ Recommendation Statement” under Schedule 14D-9 to be issued by Schering within ten US business days relating to the Offer Document as well as all other documents which have been or will be submitted to the SEC with regard to the US Offer because they contain important information for the outside shareholders located in the USA and the holders of American Depositary Shares. The shareholders of Schering and the holders of American Depositary Shares of Schering can review these documents free of charge at the website of the SEC (http://www.sec.gov), the website http://www.schering.de or the website http://www.bayer.de.

Bayer Schering GmbH
The Managing Directors
Leverkusen, in November 2006

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